UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  APRIL 10, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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DIVIDEND PAYMENT

SETTLEMENT OF DIVIDEND PAYMENTS

As announced in Stock Exchange announcement no. 24 of 5 April 2006, the Board of Directors of TDC has decided to pay dividend with an amount of DKK 219.50 per share of nom. DKK 5. The dividend will be paid on 11 April 2006.

As a supplement, TDC shall inform that the dividend will be paid on the basis of the shareholdings registered on the VP accounts as of the end of 10 April 2006 (Danish time). Tradings made with settlement no later than 10 April 2006 therefore will give right to dividend for the buyer. This means, on the basis of normal market practice as this is understood by TDC, where trades are settled with three trading days' value, that trades made as of today or later will be executed without dividend.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     APRIL 10, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury